UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

For Immediate Release

ASUR 3Q16 PASSENGER TRAFFIC UP 8.58% YOY

Mexico City, October 18, 2016, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three- and nine-month periods ended September 30, 2016.

3Q16 Highlights1:

•	EBITDA[2] increased by 19.85% to Ps.1,370.16 million
•	Total passenger traffic was up 8.58%
•	Total revenues increased by 8.44%, reflecting increases of 15.78% in aeronautical revenues and 23.65% in non-aeronautical revenues, partially offset by the 22.12% decline in construction services revenues
•	Commercial revenues per passenger increased by 14.21% to Ps.94.57
•	Operating profit increased by 20.46%
•	EBITDA margin was 58.16% compared with 52.62% in 3Q15

•         Adjusted EBITDA margin3, excluding the effect of IFRIC12, was 71.09% compared with 70.47% in 3Q15

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and nine-month periods ended September 30, 2016, and the equivalent three- and nine-month periods ended September 30, 2015. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.19.3776.

2.	EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

3.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, as explained in page 5 of this report. Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 3Q16, Page 1 of 18

Passenger Traffic

3Q16 total passenger traffic increased year-over-year by 8.58%, reflecting growth of 10.23% in domestic passenger traffic and 6.92% in international passenger traffic.

The 10.23% increase in domestic passenger traffic was driven by the majority of ASUR’s airports, with the exception of Minatitlán and Villahermosa where traffic declined by 12.79% and 1.36%, respectively.

The 6.92% growth in international passenger traffic resulted primarily from an increase of 7.50% in traffic at the Cancún airport.

Total passenger traffic for 9M16 increased by 7.63%, reflecting growth of 9.49% in domestic passenger traffic driven by the majority of ASUR’s airports, with the exception of Minatitlán and Villahermosa, which declined 7.62% and 4.07%, respectively. The 6.18% increase in international passenger traffic resulted primarily from a 6.77% increase at the Cancún airport.

Table I: Domestic Passengers (in thousands)

Airport	3Q15	3Q16	% Change	9M15	9M16	% Change
Cancún	1,839.6	2,059.8	11.97	4,523.7	5,047.9	11.59
Cozumel	27.6	41.3	49.64	73.6	104.6	42.12
Huatulco	144.7	146.1	0.97	390.7	400.8	2.59
Mérida	404.7	471.4	16.48	1,118.7	1,280.1	14.43
Minatitlán	64.1	55.9	(12.79)	182.5	168.6	(7.62)
Oaxaca	161.6	174.8	8.17	433.9	504.1	16.18
Tapachula	67.5	73.0	8.15	182.4	212.4	16.45
Veracruz	309.3	342.2	10.64	872.7	920.5	5.48
Villahermosa	315.6	311.3	(1.36)	903.4	866.6	(4.07)
TOTAL	3,334.7	3,675.8	10.23	8,681.6	9,505.6	9.49

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	3Q15	3Q16	% Change	9M15	9M16	% Change
Cancún	3,107.6	3,340.8	7.50	10,427.6	11,133.5	6.77
Cozumel	90.6	79.4	(12.36)	366.9	321.1	(12.48)
Huatulco	3.5	4.2	20.00	79.5	90.3	13.58
Mérida	31.3	46.4	48.24	88.5	122.5	38.42
Minatitlán	2.9	3.7	27.59	7.5	9.4	25.33
Oaxaca	18.2	14.4	(20.88)	49.9	44.3	(11.22)
Tapachula	2.8	3.1	10.71	8.4	8.5	1.19
Veracruz	24.3	20.5	(15.64)	63.9	57.0	(10.80)
Villahermosa	14.5	11.3	(22.07)	39.5	33.5	(15.19)
TOTAL	3,295.7	3,523.8	6.92	11,131.7	11,820.1	6.18

Note: Passenger figures exclude transit and general aviation passengers.

ASUR 3Q16, Page 2 of 18

Table III: Total Passengers (in thousands)

Airport	3Q15	3Q16	% Change	9M15	9M16	% Change
Cancún	4,947.2	5,400.6	9.16	14,951.3	16,181.4	8.23
Cozumel	118.2	120.7	2.12	440.5	425.7	(3.36)
Huatulco	148.2	150.3	1.42	470.2	491.1	4.44
Mérida	436.0	517.8	18.76	1,207.2	1,402.6	16.19
Minatitlán	67.0	59.6	(11.04)	190.0	178.0	(6.32)
Oaxaca	179.8	189.2	5.23	483.8	548.4	13.35
Tapachula	70.3	76.1	8.25	190.8	220.9	15.78
Veracruz	333.6	362.7	8.72	936.6	977.5	4.37
Villahermosa	330.1	322.6	(2.27)	942.9	900.1	(4.54)
TOTAL	6,630.4	7,199.6	8.58	19,813.3	21,325.7	7.63

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 3Q16

Total revenues for 3Q16 rose 8.44% year-over-year to Ps.2,355.76 million, mainly due to increases of:

•	15.78% in revenues from aeronautical services, mainly as a result of the 8.58% increase in passenger traffic; and

•	23.65% in revenues from non-aeronautical services, principally reflecting the 24.11% increase in commercial revenues detailed below.

These increases were partially offset by the 22.12% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Commercial revenues rose 24.11% year-over-year in 3Q16, principally due to an 8.58% increase in total passenger traffic. There were increases in revenues from the following activities:

•	25.56% in retail operations;
•	35.87% in food and beverage operations;
•	18.38% in duty free;
•	37.53% in other revenue;
•	22.38% in car rental revenues;
•	19.14% in banking and currency exchange services;
•	10.32% in parking lot fees;
•	18.37% in ground transportation;
•	4.21% in advertising; and
•	44.34% in teleservices.

ASUR 3Q16, Page 3 of 18

Retail and Other Commercial Space
Opened since September 30, 2015

Business Name	Type	Opening Date
Cancún
Roger Leather Boutique	Retail	December 2015
US$ 10 Store	Retail	December 2015
US$ 10 Store	Retail	December 2015
Coconut’s	Food & Beverage	December 2015
Starbucks Café	Food & Beverage	February 2016
The Kitchen Counter by Wolfgang Puck	Food & Beverage	March 2016
Pineda Covalin	Retail	June 2016
Tienda de Conveniencia	Retail	July 2016
Starbucks Café	Food and beverage	August 2016
Tiendas Tropicales	Retail	August 2016
Tiendas Tropicales	Retail	August 2016
Tere Cazola	Retail	September 2016
Ice Casa de Cambio	Bank and Foreign	September 2016
Veracruz
Sunglass Hut	Retail	December 2015
NLG Services	Salon Vip	March 2016
Star Island Café	Food & Beverage	March 2016
Johnny Rocket	Food & Beverage	March 2016
Cloe	Retail	March 2016
Air Shop (kiosk)	Retail	June 2016
Oaxaca
Hertz	Car Rental	October 2015
Huatulco
Snack Bar	Food & Beverage	November 2015

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

Table IV: Commercial Revenues per Passenger for 3Q16

	3Q15	3Q16	% Change
Total Passengers (‘000)	6,676	7,254	8.66
Total Commercial Revenues	552,735	686,020	24.11
Commercial revenues from direct operations (1)	101,072	120,935	19.65
Commercial revenues excluding direct operations	451,663	565,085	25.11

	3Q15	3Q16	% Change
Total Commercial Revenue per Passenger	82.80	94.57	14.21
Commercial revenue from direct operations per passenger (1)	15.14	16.67	10.11
Commercial revenue per passenger (excluding direct operations)	67.65	77.90	15.13

Note: For purposes of this table, approximately 45,400 and 54,400 transit and general aviation passengers are included in 3Q15 and 3Q16, respectively.

(1)	Represents ASUR’s operation of convenience stores in airports.

ASUR 3Q16, Page 4 of 18

Construction revenues and expenses: ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. During 3Q16, ASUR recognized Ps.428.52 million in revenues from “Construction Revenues,” a year-on-year decline of 22.12%, due to lower capital expenditures and fewer investments in concessioned assets. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA.

As a result, 3Q16 EBITDA Margin was 58.16% compared with 52.62% in 3Q15. Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, was 71.09% in 3Q16 compared with 70.47% in 3Q15.

Total operating costs and expenses for 3Q16 declined 2.31% year-over-year. The 22.12% decline in construction costs resulting from lower capital expenditures and fewer investments in concessioned assets during the period more than offset the following cost increases:

•	16.37% in cost of services, mainly due to the Terminal 3 expansion and the higher cost of sales from convenience stores directly operated by ASUR;

•         20.15% in the technical assistance fee paid to ITA, resulting from the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	16.77% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•	14.55% in depreciation and amortization, resulting mainly from capitalized investments; and

•	10.17% in administrative expenses, principally reflecting higher professional fees.

Excluding construction costs, operating costs and expenses rose 15.96% to Ps.691.81 million.

ASUR 3Q16, Page 5 of 18

Table V: Operating Costs and Expenses for 3Q16

	3Q15	3Q16	% Change
Cost of Services	298,053	346,841	16.37
Administrative	46,134	50,824	10.17
Technical Assistance	60,211	72,341	20.15
Concession Fees	74,572	87,075	16.77
Depreciation and Amortization	117,618	134,732	14.55
Operating Costs and Expenses Excluding Construction Costs	596,588	691,813	15.96
Construction Costs	550,225	428,519	(22.12)
TOTAL	1,146,813	1,120,332	(2.31)

Operating margin for the quarter was 52.44% compared with 47.21% in 3Q15, resulting from the 8.44% increase in revenues along with the 2.31% reduction in expenses.

Adjusted operating margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 64.10% in 3Q16 compared with 63.22% in 3Q15.

Comprehensive Financing Gain (Loss) for 3Q16 was a Ps.14.25 million loss, compared to a Ps.74.32 million loss in 3Q15. Interest expenses rose by Ps.7.43 million during the period, mainly due to the increase in interest rates. Interest income increased by Ps.10.92 million.

Furthermore, ASUR reported a foreign exchange loss of Ps.29.07 million in 3Q16, reflecting a 2.74% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s lower foreign currency net liability position. This compared to a Ps.85.66 million loss in 3Q15 resulting from the 7.77% quarterly average Mexican peso depreciation during that period.

Table VI: Comprehensive Financing Result (Cost)

	3Q15	3Q16	Change	% Change
Interest income	35,738	46,652	10,914	30.54
Interest expenses	(24,393)	(31,825)	(7,432)	30.47
Foreign exchange gain (loss), net	(85,664)	(29,073)	56,591	(66.06)
Total	(74,319)	(14,246)	60,073	(80.83)

In addition, in 3Q16, ASUR recognized a Ps.110.64 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the stockholders’ equity derived from the 2.74% depreciation of the peso against the U.S. dollar, between the close of 3Q16 and the close of 2Q16.

ASUR 3Q16, Page 6 of 18

Income (Loss) from Equity Investment in Joint Venture.

During 3Q16, our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.29.14 million. In addition, ASUR recorded a Ps.110.64 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the shareholders’ equity derived from the 2.74% depreciation of the peso against the U.S. dollar, between the close of 2Q16 and the close of 3Q16. In 3Q15, ASUR reported a net gain of Ps.10.15 million from our equity in the income of Aerostar and a Ps.139.97 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements relating to the valuation of the shareholders’ equity derived from the depreciation of the peso against the U.S. dollar.

During 3Q16, total passenger traffic at SJU airport increased 2.27% to 2,268,840 from 2,218,457 in 3Q15.

Income Taxes for 3Q16 increased by Ps.77.87 million year-over-year, principally due to the following factors:

•	A Ps.101.85 million increase in the provision for income taxes, reflecting a higher taxable income base at the Veracruz and Cancun airports, as well as at Cancun Airport Services; and taxable income at Huatulco airport.

•	A Ps.22.80 million decline in deferred income taxes largely reflecting the recognition of the effects of the 1.16% increase in inflation during 3Q16 on the fiscal tax balance.

Net income for 3Q16 increased by 29.91% to Ps.916.80 million, up from Ps.705.74 million in 3Q15. Earnings per common share for the quarter were Ps.3.0560 and earnings per ADS (EPADS) were US$1.5771 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.3525 and EPADS of US$1.2140 for the same period last year. The higher net income principally reflects the 8.58% increase in passenger traffic. During 3Q16, ASUR reported a Ps.29.14 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, compared to a gain of Ps.10.15 million in 3Q15.

ASUR 3Q16, Page 7 of 18

Table VII: Summary of Consolidated Results for 3Q16

	3Q15	3Q16	% Change
Total Revenues	2,172,413	2,355,757	8.44
Aeronautical Services	999,306	1,157,026	15.78
Non-Aeronautical Services	622,882	770,212	23.65
Commercial Revenues	552,735	686,020	24.11
Total Revenues Excluding Construction Revenues	1,622,188	1,927,238	18.80
Construction Revenues	550,225	428,519	(22.12)
Operating Profit	1,025,600	1,235,425	20.46
Operating Margin	47.21%	52.44%	11.08
Adjusted Operating Margin[1]	63.22%	64.10%	1.39
EBITDA	1,143,218	1,370,157	19.85
EBITDA Margin	52.62%	58.16%	10.52
Adjusted EBITDA Margin[2]	70.47%	71.09%	0.88
Net Income	705,743	916,798	29.91
Earnings per Share	2.3525	3.0560	29.91
Earnings per ADS in US$	1.2140	1.5771	29.91

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.19.3776.

1.	Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Consolidated Results for 9M16

Total revenues for 9M16 increased year-over-year by 9.65% to Ps.6,676.90 million, mainly due to the following increases:

•	14.42% in revenues from aeronautical services as a result of the 7.63% increase in passenger traffic during the period; and

•	25.57% in revenues from non-aeronautical services, mainly due to the 26.80% increase in commercial revenues detailed below.

These increases were partially offset by the 24.82% decline in construction services due to lower capital investments made during the period.

Commercial revenues for 9M16 rose by 26.80% year-over-year, principally due to revenue increases in the following areas:

•         28.02% in retail operations;

•         23.03% in duty-free stores;

•         28.37% in food and beverage operations;

ASUR 3Q16, Page 8 of 18

•         44.28% in car rentals;

•	44.77% in other income;

•         23.28% in banking and currency exchange services;

•         10.73% in parking lot fees;

•         13.67% in ground transportation services;

•	3.60% in advertising; and
•	25.05% in teleservices.

Table VIII: Commercial Revenues per Passenger for 9M15

	(9M15	9M16	% Change
Total Passengers (‘000)	19,962	21,491	7.66
Total Commercial Revenues	1,644,489	2,085,293	26.80
Commercial revenues from direct operations (1)	329,719	369,913	12.19
Commercial revenues excluding direct operations	1,314,770	1,715,380	30.47

	9M15	9M16	% Change
Total Commercial Revenue per Passenger	82.38	97.03	17.78
Commercial revenue from direct operations per passenger (1)	16.52	17.21	4.18
Commercial revenue per passenger (excluding direct operations)	65.86	79.82	21.20

Note: For purposes of this table, approximately 148,500 and 164,900 transit and general aviation passengers are included for 9M15 and 9M16, respectively.

(1)	Represents ASUR’s operation of convenience stores in airports.

Total operating costs and expenses for 9M16 declined by 2.47% year-over-year, primarily due to the 24.82% reduction in construction costs resulting from lower capital expenditures and fewer investments in concessioned assets during the period, which more than offset the following cost increases:

•	12.79% in cost of services, principally due to higher energy, security and maintenance expenses in connection with the Terminal 3 expansion, higher software license and professional fees, as well as increased office leases. Higher cost of sales from the convenience stores directly operated by ASUR also contributed to this increase;

ASUR 3Q16, Page 9 of 18

•	17.65% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee);

•         20.80% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•         12.66% in depreciation and amortization, resulting mainly from higher capitalized investments; and

•         6.41% in administrative expenses, principally reflecting higher professional fees, travel and security expenses.

Excluding construction costs, operating costs and expenses rose 13.67% to Ps.1,995.24 million.

Table IX: Operating Costs and Expenses for 9M16

	9M15	9M16	% Change
Cost of Services	860,948	971,076	12.79
Administrative	144,830	154,119	6.41
Technical Assistance	179,893	217,318	20.80
Concession Fees	219,889	258,698	17.65
Depreciation and Amortization	349,755	394,027	12.66
Operating Cost and Expenses Excluding Construction Costs	1,755,315	1,995,238	13.67
Construction Costs	1,268,181	953,430	(24.82)
TOTAL	3,023,496	2,948,668	(2.47)

Operating Margin in 9M16 was 55.84% compared with 50.35% in 9M15. This was mainly the result of the 9.65% increase in operating revenues combined with the 2.47% decline in expenses for the period.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, was 65.14% in 9M16 compared with 63.59% in 9M15.

Comprehensive Financing Gain (Loss) for 9M16 was a Ps.44.10 million loss, compared to a Ps.109.41 million loss in 9M15, principally due to a Ps.79.98 million foreign exchange loss in 9M16 reflecting the 12.34% average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position, as compared to a Ps.151.34 million foreign exchange loss in 9M15 resulting from the impact of the 14.68% average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position.

ASUR 3Q16, Page 10 of 18

Interest income increased by Ps.17.90 million year-on-year, while interest expense rose by Ps.23.95 million, reflecting higher interest rates.

Table X: Comprehensive Financing Gain (Loss)

	9M15	9M16	Change	% Change
Interest income	111,094	128,993	17,899	16.11
Interest expenses	(69,161)	(93,111)	(23,950)	34.63
Foreign exchange gain (loss), net	(151,338)	(79,981)	71,357	(47.15)
Total	(109,405)	(44,099)	65,306	(59.69)

Furthermore, ASUR reported a Ps.250.35 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

Income (Loss) from Equity Investment in Joint Venture.

During 9M16, our equity from the income of the Aerostar joint venture was Ps.137.16 million. In addition, ASUR recorded a Ps.250.35 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), relating to the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar. In 9M15, ASUR reported a net gain of Ps.64.35 million from its equity in the income of Aerostar and a Ps.245.91 million gain in stockholders’ equity relating to the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

Total passenger traffic at SJU increased 3.68% in 9M16 to 6,923,233 passengers from 6,677,667 during 9M15.

Net income in 9M16 increased by 24.23% to Ps.2,711.76 million. Earnings per common share for the nine-month period were Ps.9.0392 and earnings per ADS (EPADS) were US$4.6648 (one ADS represents ten series B common shares). This compares with Ps.7.2763 per share and EPADS of US$3.7550 for 9M15.

Net income for 9M16 benefitted from the 7.63% increase in passenger traffic and reflects the Ps.137.16 million of equity in income corresponding to ASUR’s participation in Aerostar, the joint venture to operate SJU airport, compared to equity in income of Ps.64.35 million in 9M15.

ASUR 3Q16, Page 11 of 18

Table XI: Summary of Consolidated Results for 9M16

	9M15	9M16	Change
Total Revenues	6,089,441	6,676,900	9.65
Aeronautical Services	2,965,477	3,393,075	14.42
Non-Aeronautical Services	1,855,783	2,330,395	25.57
Commercial Revenues	1,644,489	2,085,293	26.80
Total Revenues Excluding Construction Revenues	4,821,260	5,723,470	18.71
Construction Revenues	1,268,181	953,430	(24.82)
Operating Profit	3,065,945	3,728,232	21.60
Operating Margin	50.35%	55.84%	10.90
Adjusted Operating Margin[1]	63.59%	65.14%	2.44
EBITDA	3,415,700	4,122,259	20.69
EBITDA Margin %	56.09%	61.74%	10.07
Adjusted EBITDA Margin[2]	70.85%	72.02%	1.66
Net Income	2,182,901	2,711,756	24.23
Earnings per Share	7.2763	9.0392	24.23
Earnings per ADS in US$	3.7550	4.6648	24.23

Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.19.3776.

1.	Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2.	Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 9M16 were Ps.3,918.82 million, resulting in an annual average tariff per workload unit of Ps.157.09. ASUR’s regulated revenues accounted for approximately 58.68% of total income (excluding construction income) for the period.

Compliance with maximum rate regulations is reviewed by the Mexican Ministry of Communications and Transportation at the close of each year.

Balance Sheet

On September 30, 2016, airport concessions represented 69.43% of the Company’s total assets, with current assets representing 13.79% and other assets representing 16.78%.

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Cash and cash equivalents on September 30, 2016, were Ps.3,521.38 million, an increase of 68.96% from the Ps.2,084.16 million recorded on December 31, 2015.

Stockholders’ equity at the close of 3Q16 was Ps.21,687.15 million and total liabilities were Ps.6,264.21 million, representing 77.58% and 22.42% of total assets, respectively. Deferred liabilities represented 24.28% of ASUR’s total liabilities.

Total bank debt at September 30, 2016 was Ps.4,160.44 million, including Ps.5.74 million in accrued interest and commissions.

ASUR’s Cancún airport subsidiary has total bank loans of U.S.$215.0 million, comprised of two separate loans of US$107.5 million from each of BBVA Bancomer and Bank of America. The loans mature in 2022 and will amortize semi-annually from 2018 through 2022, pursuant to an agreed schedule.  The loans are denominated in U.S. dollars and charge interest at a rate equal to LIBOR plus 1.85%.  The loans are guaranteed by Grupo Aeroportuario del Sureste, S.A.B. de C.V. and were originally used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar.

Capital Expenditures

During 3Q16, ASUR made investments of Ps.410.05 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. Capital expenditures for 9M16 totaled Ps.807.15 million.

3Q16 Earnings Conference Call

Day:	Wednesday, October 19, 2016
Time:	10:00 AM US ET; 9:00 AM Mexico City time
Dial-in number:	1-800-818-6592 (US & Canada) and 1-719-457-2639 (International & Mexico)
Access Code:	9099862
Please dial in 10 minutes before the scheduled start time.
Replay:	Wednesday, October 19, 2016 at 1:00 PM US ET, ending at midnight US ET on Wednesday, October 19, 2016. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 9099862

ASUR 3Q16, Page 13 of 18

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merril Lynch, Citi Investment Research, Credit Suisse, Deutsche Bank, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) Series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 19, 2016